SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of July, 2006
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F ☑          Form 40-F ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes ☐          No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: July 31, 2006

Makita Corporation
Consolidated Financial Results
for the three months
ended June 30, 2006
(U.S. GAAP Financial Information)
(English translation of “ZAIMU/GYOSEKI NO GAIKYO”

originally issued in the Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2006
July 31, 2006
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
1. Notes to consolidated financial statements for the three months ended June 30, 2006
(1)	Adoption of simplified accounting methods: None.

(2)	Accounting policy changes from the year ended March 31, 2006: None.

(3)	Change in scope of consolidation and equity method: None.
2. Results of the three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)

(1) CONSOLIDATED FINANCIAL RESULTS
	Yen (million)
	For the three months		For the three months		For the year ended
	ended June 30, 2005		ended June 30, 2006		March 31, 2006

		%		%		%
Net sales	50,221	7.8	61,951	23.4	229,075	17.6
Operating income	15,861	51.8	10,480	(33.9)	45,778	45.8
Income before income taxes	16,105	47.3	11,058	(31.3)	49,143	50.7
Net income	15,621	128.1	7,820	(49.9)	40,411	82.6
	Yen
Net income per share:
Basic	108.65		54.41		281.15
Diluted	108.65		54.41		281.15

Notes:	1.	Amounts of less than one million yen have been rounded.

	2.	The table above shows the change in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
[Qualitative information on consolidated financial results]
     Net sales rose 23.4% over the same quarter of the previous year, to 61,951 million yen, reflecting continuing strong sales of products with lithium ion batteries in both the domestic and North American markets, and a firm up-trend in Europe.
     With regard to earnings, operating income amounted to 10,480 million yen (ratio of operating income to net sales; 16.9%), down 33.9% from the same quarter of the previous year, income before income taxes amounted to 11,058 million yen (ratio of income before income taxes to net sales; 17.8%), down 31.3% and net income for the quarter amounted to 7,820 million yen (ratio of net income to net sales; 12.6%), down 49.9%. These decreases from the same quarter of the previous year were due to a special factor of a gain from the sale of the Company’s golf course management subsidiary following the completion of the civil rehabilitation proceedings in May 2005. The gain of transfer of its ownership interests in the subsidiary resulted in approximately 8.5 billion yen in operating income and 11.9 billion yen in net income in the same quarter of 2005.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

(2) CONSOLIDATED FINANCIAL POSITION
	Yen (million)
	As of	As of	As of
	June 30, 2005	June 30, 2006	March 31, 2006

Total assets	284,636	321,780	326,038
Shareholders’ equity	230,572	267,556	266,584
Shareholders’ equity ratio
to total assets (%)	81.0%	83.1%	81.8%

		Yen
Shareholders’ equity per share	1,603.85	1,861.78	1,854.99

[CONSOLIDATED CASH FLOWS]

	Yen (million)
	For the three months	For the three months	For the year ended
	ended June 30, 2005	ended June 30, 2006	March 31, 2006

Net cash provided by operating activities	2,448	2,368	25,067
Net cash provided by investing activities	12,514	2,252	7,655
Net cash used in financing activities	(9,917)	(5,043)	(19,548)
Cash and cash equivalents, end of period	30,447	38,859	39,054

[Qualitative information on consolidated cash flows]
     Total cash and cash equivalents (“cash”) at the end of period amounted to 38,859 million yen, down 195 million yen from the end of the previous year.
(Net Cash Provided by Operating Activities)
     Net cash provided by operating activities amounted to 2,368 million yen for the quarter under review. This reflected mainly an increase in inventories in spite of strong performance.
(Net Cash Provided by Investing Activities)
     Net cash provided by investing activities amounted to 2,252 million yen for the quarter under review. Although the Company made capital expenditures, principally for the addition and betterment of buildings at Head office and Okazaki plant, and the construction of new facility at China plant, these cash outflows were more than offset by proceeds from the sale of securities.
(Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 5,043 million yen, reflecting the payment of cash dividends and other factors.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

(Ref.)
Revised outlook for the fiscal 2007 (from April 1, 2006, to March 31, 2007)

	Yen (millions)
	Net sales
	For the six months ending		For the year ending
	September 30, 2006		March 31, 2007
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Outlook announced previously (A)	118,000	55,300	240,000	112,000
Revised outlook (B)	124,000	59,300	250,000	120,000
Change (B-A)	6,000	4,000	10,000	8,000
Percentage revision	5.1%	7.2%	4.2%	7.1%
Actual results for the fiscal 2006	106,649	50,829	229,075	111,197

[Qualitative information about the outlook for the year ending March 31, 2007]
     Due to solid overseas sales trends, and a revision in the foreign currency exchange rate, we have increased the consolidated and non-consolidated sales outlook announced on April 28, 2006. However, our outlook for the profitability remains unchanged mainly due to the difficulty in forecasting the impact of the rise in the cost of raw materials.
     The above performance outlook has primarily been adjusted from the prior outlook on April 28, 2006 because of a change in exchange rate assumption, 114 yen to US$1 and 143 yen to 1 Euro for the year ending March 31, 2007 (outlook announced previously: 113 yen to US$1 and 140 yen to 1 Euro).
     The prior outlook for the fiscal 2007 announced on April 28, 2006

	Yen (millions)
	For the six months ending	For the year ending
	September 30, 2006	March 31, 2007
Consolidated Basis:
Net sales	118,000	240,000
Operating income	19,000	38,300
Income before income taxes	19,500	39,300
Net income	13,400	27,000
Net income per share (Yen)	—	187.88

Non-consolidated Basis:
Net sales	55,300	112,000
Operating income	7,100	15,400
Ordinary profit	16,100	26,200
Net income	11,300	18,000
Net income per share (Yen)	—	125.25

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2006	June 30, 2006	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	39,054	38,859	(195)
Time deposits	1,845	3,643	1,798
Marketable securities	47,773	40,569	(7,204)
Trade receivables—
Notes	1,936	2,752	816
Accounts	46,074	43,456	(2,618)
Less— Allowance for doubtful receivables	(1,016)	(1,034)	(18)
Inventories	79,821	84,999	5,178
Deferred income taxes	3,661	3,426	(235)
Prepaid expenses and other current assets	8,621	8,750	129

Total current assets	227,769	225,420	(2,349)

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,737	17,743	6
Buildings and improvements	55,470	55,243	(227)
Machinery and equipment	74,501	73,477	(1,024)
Construction in progress	2,340	2,883	543

	150,048	149,346	(702)
Less— Accumulated depreciation	(90,845)	(89,522)	1,323

	59,203	59,824	621

INVESTMENTS AND OTHER ASSETS:
Investment securities	30,439	27,617	(2,822)
Deferred income taxes	698	599	(99)
Other assets	7,929	8,320	391

	39,066	36,536	(2,530)

	326,038	321,780	(4,258)

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2006	June 30, 2006	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,728	2,162	434
Trade notes and accounts payable	13,908	14,121	213
Accrued payroll	8,224	6,365	(1,859)
Accrued expenses and other	15,224	14,267	(957)
Income taxes payable	6,701	4,085	(2,616)
Deferred income taxes	176	126	(50)

Total current liabilities	45,961	41,126	(4,835)

LONG-TERM LIABILITIES:
Long-term indebtedness	104	101	(3)
Accrued retirement and termination benefits	2,901	2,951	50
Deferred income taxes	7,923	7,365	(558)
Other liabilities	930	961	31

	11,858	11,378	(480)

MINORITY INTERESTS	1,635	1,720	85

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,437	45,437	—
Legal reserve and retained earnings	192,255	194,614	2,359
Accumulated other comprehensive gain	5,345	3,965	(1,380)
Treasury stock, at cost	(258)	(265)	(7)

	266,584	267,556	972

	326,038	321,780	(4,258)

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the three		For the three				For the year
	months ended		months ended		Increase		ended
	June 30, 2005		June 30, 2006		(Decrease)		March 31, 2006
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	50,221	100.0	61,951	100.0	11,730	23.4	229,075	100.0
Cost of sales	29,625	59.0	36,374	58.7	6,749	22.8	132,897	58.0

GROSS PROFIT	20,596	41.0	25,577	41.3	4,981	24.2	96,178	42.0
Selling, general, administrative and other expenses	4,735	9.4	15,097	24.4	10,362	218.9	50,400	22.0

OPERATING INCOME	15,861	31.6	10,480	16.9	(5,381)	(33.9)	45,778	20.0

OTHER INCOME (EXPENSES) :
Interest and dividend income	317	0.6	342	0.6	25	7.9	1,301	0.6
Interest expense	(133)	(0.3)	(70)	(0.1)	63	(47.4)	(364)	(0.2)
Exchange gains (losses) on foreign currency transactions, net	(154)	(0.3)	15	0.0	169	—	(258)	(0.1)
Realized gains on securities, net	189	0.4	339	0.5	150	79.4	2,918	1.3
Other, net	25	0.1	(48)	(0.1)	(73)	—	(232)	(0.1)

Total	244	0.5	578	0.9	334	136.9	3,365	1.5

INCOME BEFORE INCOME TAXES	16,105	32.1	11,058	17.8	(5,047)	(31.3)	49,143	21.5

PROVISION FOR INCOME TAXES:	484	1.0	3,238	5.2	2,754	569.0	8,732	3.9

NET INCOME	15,621	31.1	7,820	12.6	(7,801)	(49.9)	40,411	17.6

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the three	For the three	For the year
	months ended	months ended	ended
	June 30, 2005	June 30, 2006	March 31, 2006
Net cash provided by operating activities	2,448	2,368	25,067
Net cash provided by investing activities	12,514	2,252	7,655
Net cash used in financing activities	(9,917)	(5,043)	(19,548)
Effect of exchange rate changes on cash and cash equivalents	18	228	496

Net change in cash and cash equivalents	5,063	(195)	13,670
Cash and cash equivalents, beginning of period	25,384	39,054	25,384

Cash and cash equivalents, end of period	30,447	38,859	39,054

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

OPERATING SEGMENT INFORMATION

For the three months ended June 30, 2005
	Yen (millions)
							Corporate
							and elimi-	Consoli-
	Japan	Europe	North America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	12,329	20,242	9,294	2,173	6,183	50,221	—	50,221
(2) Intersegment	10,924	1,553	604	8,527	55	21,663	(21,663)	—

Total	23,253	21,795	9,898	10,700	6,238	71,884	(21,663)	50,221

Operating expenses	12,199	19,083	9,782	9,232	5,515	55,811	(21,451)	34,360
Operating income	11,054	2,712	116	1,468	723	16,073	(212)	15,861

For the three months ended June 30, 2006
	Yen (millions)
							Corporate
							and elimi-	Consoli-
	Japan	Europe	North America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	14,152	26,310	11,942	2,440	7,107	61,951	—	61,951
(2) Intersegment	14,354	1,313	1,311	15,089	48	32,115	(32,115)	—

Total	28,506	27,623	13,253	17,529	7,155	94,066	(32,115)	61,951

Operating expenses	24,636	24,231	12,909	14,822	6,231	82,829	(31,358)	51,471
Operating income	3,870	3,392	344	2,707	924	11,237	(757)	10,480

For the year ended March 31, 2006
	Yen (millions)
							Corporate
							and elimi-	Consoli-
	Japan	Europe	North America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	53,788	91,249	47,979	8,645	27,414	229,075	—	229,075
(2) Intersegment	57,826	6,306	4,321	43,979	181	112,613	(112,613)	—

Total	111,614	97,555	52,300	52,624	27,595	341,688	(112,613)	229,075

Operating expenses	87,468	85,505	50,437	46,162	25,048	294,620	(111,323)	183,297
Operating income	24,146	12,050	1,863	6,462	2,547	47,068	(1,290)	45,778

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and outlook
	Yen (millions)
	For the three		For the three
	months ended		months ended
	June 30, 2005		June 30, 2006
	(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)
Net sales	50,221	7.8	61,951	23.4
Domestic	9,399	5.7	10,777	14.7
Overseas	40,822	8.3	51,174	25.4
Operating income	15,861	51.8	10,480	(33.9)
Income before income taxes	16,105	47.3	11,058	(31.3)
Net income	15,621	128.1	7,820	(49.9)
Net income per share (Yen)	108.65		54.41
Employees	8,427		8,708

	Yen (millions)
	For the year		For the six		For the year
	ended		months ending		ending
	March 31, 2006		September 30, 2006		March 31, 2007
	(Results)		(Outlook)		(Outlook)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	229,075	17.6	124,000	16.3	250,000	9.1
Domestic	41,600	5.6	22,500	12.3	46,000	10.6
Overseas	187,475	20.7	101,500	17.2	204,000	8.8
Operating income	45,778	45.8	19,000	(26.6)	38,300	(16.3)
Income before income taxes	49,143	50.7	19,500	(26.4)	39,300	(20.0)
Net income	40,411	82.6	13,400	(48.1)	27,000	(33.2)
Net income per share (Yen)	281.15		93.24		187.88
Employees	8,629		—		—

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.
Please refer to page 3 for the qualitative information on the outlook for the six months and fiscal year.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

2. Consolidated net sales by geographic area
	Yen (millions)
	For the three		For the three		For the year
	months ended		months ended		ended
	June 30, 2005		June 30, 2006		March 31, 2006
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	9,399	5.7	10,777	14.7	41,600	5.6
Europe	20,098	13.7	26,131	30.0	90,504	20.3
North America	9,184	2.8	11,988	30.5	47,673	23.9
Asia	4,348	(11.0)	4,621	6.3	16,993	4.0
Other regions	7,192	16.3	8,434	17.3	32,305	27.9
Total	50,221	7.8	61,951	23.4	229,075	17.6

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.

3. Exchange rates
	Yen
	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ending
	June 30, 2005	June 30, 2006	March 31, 2006	March 31, 2007
	(Results)	(Results)	(Results)	(Outlook)
Yen/U.S. Dollar	107.73	114.50	113.32	114
Yen/Euro	135.47	143.82	137.83	143

4. Sales growth in local currency basis (major countries)
For the three
months ended
June 30, 2006
(Results)
U.S.A.	21.7%
Germany	34.7%
U.K	14.1%
France	13.7%
China	1.7%
Australia	2.5%

5. Production ratio (unit basis)
	For the three	For the three	For the year
	months ended	months ended	ended
	June 30, 2005	June 30, 2006	March 31, 2006
	(Results)	(Results)	(Results)
Domestic	28.6%	28.5%	29.4%
Overseas	71.4%	71.5%	70.6%

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost
	Yen (millions)
	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ending
	June 30, 2005	June 30, 2006	March 31, 2006	March 31, 2007
	(Results)	(Results)	(Results)	(Outlook)
Capital expenditures	1,977	2,443	11,383	15,500
Depreciation and amortization	1,260	1,484	5,922	6,200
R&D cost	1,192	1,260	4,826	5,000

7. Consolidated cash flows
	Yen (millions)
	For the three	For the three	For the year
	months ended	months ended	ended
	June 30, 2005	June 30, 2006	March 31, 2005
	(Results)	(Results)	(Results)
Net cash provided by operating activities	2,448	2,368	25,067
Net cash provided by investing activities	12,514	2,252	7,655
Net cash used in financing activities	(9,917)	(5,043)	(19,548)

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language